Exhibit 99.1

Vitru Announces R$300 million Investment From Crescera and Plan To Undertake Rights Offering.

Florianópolis, Brazil, September 27, 2022 – Vitru Limited (Nasdaq: VTRU) (“Vitru”) today announced that on September 27, 2022 it entered into an investment agreement with Crescera Growth Capital Master V Fundo de Investimento em Participações Multiestratégia and Crescera Growth Capital V Coinvestimento III Fundo de Investimento em Participações Multiestratégia (collectively, “Crescera”), pursuant to which Crescera has agreed to subscribe for 3,636,363 new common shares to be issued by Vitru (which, upon issuance, will amount to approximately 10.6% of Vitru’s outstanding common shares) for a total consideration of R$300 million, equivalent to approximately US$56 million based on current exchange rates as of September 27, 2022. The exact amount Crescera will pay in in U.S.$ will be determined in the following days once the currency conversion date is determined by Vitru.

“We are excited to welcome Crescera’s investment, which will assist us in our mission to democratize access to education in Brazil through a digital ecosystem,” said Pedro Jorge Graça and William de Matos Silva, Co-CEOs of Vitru. “Since the closing of the business combination with Unicesumar, Vitru has been working on the pre-defined plan: to raise additional equity (ideally from experienced, education savvy investors) aimed at accelerating the deleveraging process. Crescera is a natural partner for Vitru given its demonstrated expertise in the educational sector in Brazil through its investments in business such as Abril Educação, Afya, Alura and Ânima Educação.”

“Growing at an average rate of 25% per year since 2015, Brazil has experienced rapid adoption of digital courses in higher education,” said Felipe Argalji and Daniel Borghi, Partners at Crescera. “Vitru is a market leading platform and we are thrilled to partner with them through this high growth and transformative period.”

The investment by Crescera is expected to close in the fourth quarter of 2022, subject to customary closing conditions (including the receipt of Brazilian antitrust approval, approval of amended and restated memorandum and articles of association of Vitru and execution of amended and restated registration rights agreement). Vitru’s common shares acquired by Crescera will be subject to a lock-up until November 20, 2023, subject to customary exceptions. Contingent on maintaining its shareholding in Vitru, Crescera will also be entitled to appoint two directors to Vitru’s board of directors until Vitru’s 2024 shareholder meeting. Thereafter, Crescera will be entitled to appoint (i) two directors to Vitru’s board as long as it maintains a shareholding of more than 15%, or (ii) one director as long as it maintains a shareholding of between 5% and 15%.

Vitru also announced today that it intends to undertake a rights offering allowing Vitru’s existing shareholders to subscribe for new common shares at a price-per-share equivalent to the U.S.$ price to be paid by Crescera for the common shares it is acquiring pursuant to its investment. The proposed rights offering would be extended to existing shareholders proportionately, giving each shareholder the right to subscribe for 1 new common share for each 6 common shares held on a record date yet to be determined. The proposed rights offering is expected to commence in October and expire in November 2022.

As part of its investment, Crescera has the option to acquire additional common shares not subscribed for by Vitru’s minority shareholders in the proposed rights offering, for up to a maximum amount equivalent to R$100 million less the total amount received by Vitru from subscriptions of new common shares by minority shareholders pursuant to the rights offering. The total amount expected to be raised in the proposed rights offering (including Crescera’s potential additional investment) is between R$100 million and R$125 million, equivalent to approximately US$19 million and US$23 million based on current exchange rates as of September 27, 2022. Following the closing of the investment by Crescera and the rights offering, Crescera’s equity stake in Vitru is expected to range between 10.2% and 13.7% of Vitru’s outstanding common shares, depending on whether Crescera exercises its option and on the amount raised in the rights offering.

Vitru intends to use the proceeds from the Crescera investment and the rights offering mostly for the repayment of existing indebtedness.

The final terms of any potential offering of common shares and rights, including the specific terms, remain subject to change and will be determined at the time of such offering. The proposed rights offering would be made pursuant to Vitru’s effective shelf registration statement on Form F-3 filed with the Securities and Exchange Commission on October 25, 2021 and only by means of a prospectus supplement and accompanying prospectus.

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Vitru will host a webcast and conference call to provide additional information regarding the transaction on September 28, 2022, at 9:00 a.m. Eastern time (10:00 a.m. Brasília time).

Investors may listen to the conference call by dialing in to +1(844) 204-8942 (U.S. Toll-Free), +1(412) 717-9627 (International), or +55(11) 4090-1621, +55(11) 3181-8565 (Brazil), password: Vitru.

A live and archived webcast of the call will be available on the Events section of Vitru’s Investor Relations website at https://investors.vitru.com.br.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Carlos Henrique Boquimpani de Freitas, Chief Financial and Investor Relations Officer

Maria Carolina F. Gonçalves

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/